April 24, 2018

Mr. Eric McPhee

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  Arbor Realty Trust, Inc.

Form 10-K for fiscal year ended December 31, 2017

Filed February 23, 2018

File No. 001-32136

Dear Mr. McPhee:

Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated April 23, 2018 (the “Comment Letter”) regarding the Company’s Form 10-K for the year ended December 31, 2017 (the “Filing”) and is responding to the comment of the staff of the Commission (the “Staff”) set forth in the Comment Letter.  Your comment is set forth below in bold, followed by the Company’s response to such comment.

Form 10-K filed on February 23, 2018

Note to consolidated financial statements, page 75

Note 3 — Acquisition of our former manager’s agency platform, page 88

1.              We note that you recorded the $25.0 million payment to settle the management agreement as goodwill. We also note that your former manager’s agency employees became your employees at the acquisition date of July 14, 2016. Please explain to us your basis for recording the payment as goodwill and cite the relevant accounting literature you relied upon.

Company Response:

The Company believes that the additional background information set forth below about how it obtained and exercised its option to fully internalize its management team and terminate its existing management agreement will be helpful to the Staff in understanding the accounting treatment for the transaction.

As summarized in Note 20 of the Notes to the Consolidated Financial Statements in the Filing (the “Financial Statement Notes”), the Company was managed by Arbor Commercial Mortgage, LLC (the “Former Manager”) from its formation through May 31, 2017. The Former Manager’s businesses included an agency business, as described in Note 1 of the Financial Statement Notes, and a management services business, which was conducted through the management agreement disclosed in Note 20 of the Financial Statement Notes.

The agency business employed approximately 235 individuals primarily focused on the origination, underwriting and servicing of agency loans. The management services business employed approximately 100 individuals including certain senior executives as well as support functions such as finance, marketing, information technology, compliance, human resources, and other support areas.

As summarized in Note 3 of the Financial Statement Notes, on July 14, 2016, the Company completed the acquisition of its Former Manager’s agency business. At the time of this acquisition, the approximately 235 individuals associated with the agency business became employees of the Company while the approximately 100 individuals associated with the management services business remained employees of the Former Manager and continued to provide services to the Company under the terms of the management agreement.

In connection with the acquisition of the agency business, the Company obtained an option to fully internalize its management team and terminate the management agreement with the Former Manager for $25.0 million. On May 31, 2017, the Company exercised its option and fully internalized the management team, at which time the approximately 100 employees of the management services business of the Former Manager became employees of the Company.

In response to the Staff’s question regarding the recognition of $25.0 million of goodwill upon settlement of the management agreement, the Company has considered the guidance of the FASB’s Accounting Standards Codification (“ASC”) 805, Business Combinations, specifically ASC 805-10-25-20 and 25-21, and accounted for this transaction as a business combination with the settlement of a preexisting relationship.

In accounting for this transaction, the Company concluded that the management agreement approximated fair value, and accordingly, no gain or loss on settlement upon termination of the management agreement was recorded. Additionally, the only asset identified and transferred to the Company upon settlement of the management agreement was the approximately 100 individuals associated with the management services business, which was deemed to be an assembled workforce. In determining how to account for the assembled workforce, the Company considered the guidance of ASC 805-20-55-6 and concluded the total purchase price of $25.0 million represented goodwill since an assembled workforce is not recognized as an identifiable asset.

In connection with this response, the Company acknowledges that the Company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of any action by the Staff.

Should the Staff have any additional questions, please contact me at (516) 506-4422.

Sincerely,

/s/ Paul Elenio
Paul Elenio
Chief Financial Officer